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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------
                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         ----------------------------
                         TOTAL CONTROL PRODUCTS, INC.
                           (Name of Subject Company)
                         ----------------------------
                              ORION MERGER CORP.
                         a wholly owned subsidiary of

                    GE FANUC AUTOMATION NORTH AMERICA, INC.
                                      and
                   an indirect majority owned subsidiary of

                           GENERAL ELECTRIC COMPANY
                                   (Bidders)
                         ----------------------------
                          Common Stock, no par value
                        (Title of Class of Securities)
                         ----------------------------
                                   89149V106
                     (CUSIP Number of Class of Securities)
                         ----------------------------

            A. E. Knorr, Senior Vice President and General Counsel
                    GE Fanuc Automation North America, Inc.
                                 P.O. Box 8106
                        Charlottesville, Virginia 22906
                                (804) 978-5000
         (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                                Sidley & Austin
                           One First National Plaza
                            Chicago, Illinois 60603
                                (312) 853-7000
                         Attention: Dennis V. Osimitz
================================================================================



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     Orion Merger Corp., an Illinois corporation and a wholly owned subsidiary of GE Fanuc Automation North America, Inc., a Delaware corporation (the "Parent"), and an indirect majority owned subsidiary of General Electric Company, a New York corporation ("General Electric"), Parent and General Electric, hereby amend and supplement their combined Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on November 30, 1998, with respect to their offer to purchase all outstanding shares of common stock, no par value (the "Shares"), of Total Control Products, Inc., an Illinois corporation (the "Company"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively.


Item 4. Source and Amount of Funds or Other Consideration.

     (a) and (b): The information set forth in paragraph 10 ("Source and Amount of Funds") of the Offer to Purchase is hereby amended to read as follows:

     The Offeror estimates that the total amount of funds required to purchase pursuant the Offer the Shares that are outstanding on a fully diluted basis and to pay fees and expenses related to the Offer and the Merger will be approximately $116 million. The Offeror currently anticipates obtaining all of such funds from Parent. Parent currently intends to provide approximately 70% of the funds from cash on hand and to borrow the remaining 30% of the funds from Barclays Bank PLC ("Barclays"). The funds to be borrowed from Barclays will initially be loaned to Parent pursuant to a demand note bearing interest at a rate equal to Barclay's base rate. Parent intends that such note will be replaced shortly after the consummation of the Offer by a note from Barclays due 30 days from the date of issuance and bearing interest at a rate of LIBOR plus 30 basis points. Parent anticipates that this note will be repaid with funds borrowed by Parent from Barclays under a new unsecured $40,000,000 Term Loan (the "Term Loan") due eighteen months from the date of borrowing. Borrowings thereunder will bear interest at a rate of LIBOR plus 30 basis points or Barclay's U.S. Dollar Base Rate, at the election of Parent. Parent's obligations under the Term Loan will be guaranteed by its subsidiaries, including the Surviving Corporation. Parent anticipates that borrowings under the Term Loan will be repaid from funds generated by Parent and its subsidiaries (including the Surviving Corporation) or from funds contributed to Parent by its stockholders.

     While the foregoing represents the current intention of Parent and the Offeror with respect to the financial arrangements for such funds, such financial arrangements may change depending upon such factors as Parent and the Offeror may deem appropriate.

Item 10.  Additional Information.

     (c): The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

     (f): The last sentence of the introductory portion of the first paragraph of Section 15 ("Certain Conditions to the Offeror's Obligations") of the Offer to Purchase is hereby amended to read as follows:

     Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

     (f): On December 29, 1998, Parent announced that Parent and the Offeror extended the Offer and that the Offer will now expire at 12:00 midnight, New York City time, on Tuesday, January 5, 1999, unless the Offer is further extended.

     A copy of the press release issued by Parent on December 29, 1998 is filed as Exhibit (a)(11) to the Schedule 14D-1 and incorporated by reference herein.

Item 11.  Material to be Filed as Exhibits.

     (a)(11)  Press release issued by Parent on December 29, 1998.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 1998

                                       General Electric Company



                                       By:   /s/ Eliza W. Fraser
                                           -----------------------------
                                           Name: Eliza  W. Fraser
                                           Title: Associate Corporate Counsel


                                       GE Fanuc Automation North America, Inc.



                                       By:   /s/ A. E. Knorr
                                           -----------------------------
                                           Name: A. E. Knorr
                                           Title:  Senior Vice President and
                                                   General Counsel


                                       Orion Merger Corp.



                                       By:   /s/ A. E. Knorr
                                           -----------------------------
                                           Name: A. E. Knorr
                                           Title: Vice President